Distoken Acquisition Corporation

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan, People’s Republic of China

(+86) 871 63624579

December 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Distoken Acquisition Corporation

Amendment No. 6 to Registration Statement on Form S-1

Filed April 25, 2022

File No. 333-248822

Dear Mr. Kruczek:

Distoken Acquisition Corporation (the “Company,” “Distoken,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 19, 2022 (the “Letter”) regarding the above-referenced Amendment No. 6 to Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 7 to the Registration Statement (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 6 to Registration Statement on Form S-1 filed April 25, 2022

General

1.	We reissue prior comment 10 with respect to your disclosure on page 7, which continues to indicate that EarlyBirdCapital will serve underwriter of this offering.

We have deleted the reference to EarlyBirdCapital on page 7 and elsewhere of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 9, 2022

2.	We note your revisions in response to our comments, stating that you will not acquire a target business located in China that utilizes a VIE structure. This language implies that the post-combination structure could involve use of a VIE structure. If so, revise to address this possibility and the related risks and other disclosure considerations in our comments as well as the applicable comments in the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. If not, revise to state so directly. Please also revise to remove the geographic carve-out of Hong Kong and Macau from the definition of China and revise your document consistent with those revisions.

We have revised the cover page as well as disclosure throughout the Registration Statement in response to the Staff’s comment to indicate that our post-combination business will not utilize a VIE structure. We have also revised the cover page as well as the definition of the PRC on page 1 of the prospectus to remove the geographic carve-out of Hong Kong and Macau from the definition of China.

3.	Please state clearly where the trust assets will be located.

We respectfully advise the Staff that the only assets that will be placed into our trust account are the proceeds from our initial public offering and concurrent private placement and such trust account will be based in the United States, as disclosed on the cover page, summary section as well as elsewhere throughout the Registration Statement.

4.	Given the risks of doing business in the PRC, please revise the cover page to disclose that you, your sponsor, and the majority of your executive officers and directors being located in China may make you a less attractive partner to target companies than a non-PRC or non-Hong Kong based SPAC, which may therefore make it more likely for you to consummate a business combination in the PRC.

We have revised the cover page of the Registration Statement in response to the Staff’s comment.

Capitalization

5.	We note that you are offering 5,000,000 Class A ordinary shares as part of your initial public offering of units for a value of $50,000,000, however, the amount reflected on your capitalization table only shows Class A ordinary shares of $43,320,000 subject to redemption. In this regard, the full value of shares subject to redemption should be reflected in accordance with ASC 480-10-S99-3A. Please revise accordingly. Your Summary Financial Data on page 22 should be similarly revised.

We respectfully advise the Staff that in accordance with the guidance provided in ASC 480-10-S99-3A, if it is probable that the equity instrument will become redeemable, we have the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument, or (ii) recognize changes in the redemption value immediately as they occur and adjust the carry amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes over a period of time and as such, the redemption amount noted in the capitalization table is the calculated amount as of the reporting date. Footnote 3 to the capitalization table on page 85 of the Registration Statement explains to the reader the Company’s decision and calculation of the shares subject to redemption.

Exhibits

6.	Please refer to Exhibit 5.1. Please file an opinion that does not include inappropriate assumptions, such as those that "assume away" the issue on which counsel is opining. We note, for example, paragraph 2.11.

Our counsel has revised Exhibit 5.1 in response to the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Distoken’s legal counsel, Richard I. Anslow, Esq. or Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

DISTOKEN ACQUISITION CORPORATION

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller